NO ACT

DC

PE
12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020290

January 7, 2008

RECD S.E.C.

JAN 07 2008

1086

Jennifer M. Lagunas
Corporate Counsel
Motorola, Inc.
Corporate Offices
1303 E. Algonquin Road
Schaumburg, IL 60196

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/7/2008

Re: Motorola, Inc.
Incoming letter dated December 14, 2007

Dear Ms. Lagunas:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Motorola by Michael R. Levin. We also have received a letter from the proponent dated December 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED

JAN 10 2008

THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

MOTOROLA

RECEIVED

2007 DEC 17 PM 4:59

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 14, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Michael R. Levin

Ladies and Gentlemen:

Motorola, Inc. ("Motorola" or the "Company") has received from Michael R. Levin (the "Proponent"), a proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Stockholders (the "Proxy Materials"). The Company intends to omit the Proposal from its Proxy Materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-9 for the reasons set forth below.

The Proposal is identical to the proposal submitted to McDonald's Corporation ("McDonalds") by the same Proponent for McDonald's 2006 annual meeting and for which the staff (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") confirmed it would not recommend enforcement action to the Commission if McDonald's omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(7) (the "McDonald's No-Action Letter"). *McDonald's Corporation* (March 14, 2006).

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from its Proxy Materials. The Company currently intends to file its definitive Proxy Materials with the SEC on or about March 14, 2008. Accordingly, this letter is being filed with the SEC, pursuant to Rule 14a-8(j), no later than eighty calendar days before the Company files its definitive Proxy Materials with the SEC. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to the undersigned in the enclosed self-addressed envelope.

For substantially the same rationale set forth in the request of "no-action" by McDonald's cited above, Motorola requests that the Staff again confirm that it will not recommend enforcement action to the SEC if Motorola omits the same proposal by the same proponent as in the McDonald's No-Action Letter.

The Proposal

The Proposal seeks shareholder approval of the following:

> **Resolved**: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in Motorola, with necessary steps to implement this strategy to include but not be limited to:
>
> - reduce substantially Motorola levels of cash and other sources of working capital
> - issue only floating rate debt, and converting existing debt to floating-rate
> - eliminate stand-by debt facilities
> - eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

The Proposal is included as Attachment A.

The Proposal is Excludable under Rule 14a-8(i)(7) as it Concerns Motorola's Ordinary Business Operations

Motorola believes, based on the identical nature of the Proposal to the proposal in the McDonald's No-Action Letter among other things, that the Proposal may be omitted from the Proxy Materials, because it relates to Motorola's ordinary business operations under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with a matter relating to the company's ordinary business operations. As the Commission noted, there are two central considerations underlying the ordinary business exclusion. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *SEC Release No. 40,018* (May 21, 1998). Second, a proposal should not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Proposal clearly does both. Management's decisions regarding risk management, levels of cash, debt, hedging and insurance are all inherent duties of management under the supervision of the Board of Directors. The Proposal also "micro-manages" by specifying, among other things, the level of cash and working capital, which type of debt should be issued, and limiting other strategies management may find appropriate. The topics covered in the Proposal are all inherently complex requiring significant research and analysis into financial, tax, accounting and other business considerations on a real-time and deeply factual basis. Management's expertise makes them the best, most-informed decision-makers for such day-to-day business, which cannot easily be subject to direct shareholder oversight.

The Staff has previously taken the position that proposals, including this exact Proposal, relating to risk management, corporate strategy and financing decisions relate to ordinary business operation and therefore may be excluded under Rule 14a-8(i)(7). See e.g. *McDonald's Corporation* (March 14, 2006) (same proposal and same proponent as currently at issue); *Newmont Mining Corporation* (February 4, 2004) (proposal requested a comprehensive report on the risk to the company's operations, profitability and reputation of its social and environmental liabilities); *The Chubb Corporation* (January 25, 2004) (proposal requested a report providing a comprehensive assessment of company's strategies to address the impact of climate change); *Merck & Co., Inc.* (February 9, 2001) (proposal sought to influence pricing policies and research and development efforts); *Harken Energy Corp.* (March 30, 2001) (proposal called for shareholder approval of financings involving issuance of stock); *Willamette Industries, Inc.* (March 20, 2001) (proposal requested a report on environmental issues and efforts to resolve them, including an estimate of the worst case financial exposure due to environmental and other matters; Staff stated that the evaluation of risk relates to a company's ordinary business operations); *The Mead Corporation* (January 31, 2001), (proposal excludable on grounds that it focused on environmental liability methodology and evaluation of risk); *Sempra Energy* (February 7, 2000) (proposal related to investment of funds derived from utility operations and the means of financing utility services); *General Electric Company* (February 15, 2000) (proposal excludable on the grounds that sources of financing constitute ordinary business operations).

The Proposal is also Excludable under Rule 14a-8(i)(3) as it Contains False and Misleading Statements

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

In his supporting statement, proponent states that Motorola's "risk management approaches, practices and programs appear to cost Motorola approximately $1,5 billion (sic) in annual cash flow, or approximately $0.60 per common equity share". Proponent provides no basis for such calculation cited twice in the Proposal. There is no explanation or verifiable data referred to by Proponent. Such unsubstantiated figures would be misleading to shareholders.

In addition, Proponent states "investors typically have a higher tolerance for variability than executives, with executives thinking that many more events are material than investors think are material." Such statement is not based on any data and is misleading.

It is an opinion presented as fact in an attempt to mislead shareholders into thinking that management does not represent their preferences.

Further, Proponent states "Motorola lacks a comprehensive, consistent approach to risk taking and risk management. In many areas, risk management approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking." Proponent again has no basis for such statements.

Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation" may be misleading within the meaning of Rule 14a-9. Proponent asserts "Motorola risk management programs reflect considerable risk aversion, based in part on Motorola executives' inaccurate, incomplete and isolated views of many of the risks in the electronics business." He continues, that "Motorola executives over-react to individual sources of variability". These statements directly impugn the character and personal reputation of management and are excludable under 14a-8(i)(3) and Note (b) to Rule 14a-9.

Conclusion

On the basis of the foregoing, the Company believes that the Proposal deals with ordinary business operations and contains false and misleading statements and, therefore, is excludable from the Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials. Based on the Company's timetable for the 2008 Annual Meeting, a response by the Staff before February 1, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 847.576.5006.

Thank you for your time and consideration.

Sincerely,

Jennifer M. Lagunas

Jennifer M. Lagunas
Corporate Counsel

cc: Michael R. Levin, 1863 Kiest Avenue, Northbrook, Illinois 60062

Attachments

Attachment A

MICHAEL R. LEVIN
1863 KIEST AVENUE
NORTHBROOK, ILLINOIS 60062

November 19, 2007

Via email to marilyn.ayala@motorola.com and US Mail

Mr. A. Peter Lawson
Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Re: Shareholder Proposal

Dear Mr. Lawson,

We have beneficially owned shares of Motorola valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of Motorola next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 we hereby submit the following shareholder proposal and supporting statement for inclusion in Motorola proxy statement for the next annual meeting of stockholders or any earlier meeting.

***

Whereas: Motorola lacks a comprehensive, consistent approach to risk taking and risk management. In many areas, risk management approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking. Taken together, these risk management approaches, practices and programs appear to cost Motorola approximately $1,5 billion in annual cash flow, or approximately $0.60 per common equity share, without having a material impact on the variability of aggregate financial results. These risk management programs represent overly conservative risk avoidance that is inconsistent with investor expectations for Motorola's riskiness within investor portfolios.

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in Motorola, with necessary steps to implement this strategy to include but not be limited to:

- reduce substantially Motorola levels of cash and other sources of working capital

- issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

Supporting statement
By adopting a comprehensive risk strategy, and by implementing it in at least in the identified areas, Motorola will increase annual cash flow by approximately $1.5 billion, or approximately $0.60 per common equity share, without a material increase in the variability of Motorola's aggregate financial results and corresponding increase in economic capital. This figure is based on analyses of publicly available information from Motorola and comparable firms, and could in fact increase as Motorola implements a comprehensive risk strategy in other areas, such as agricultural commodity price hedging or product quality.

Motorola risk management programs reflect considerable risk aversion, based in part on Motorola executives' inaccurate, incomplete, and isolated views of many of the risks in the electronics business. Both established theory and available evidence suggests that Motorola executives over-react to individual sources of variability, and design and implement risk management programs that respond as absolutely and completely as possible to what they perceive as material risks. Motorola investors view a firm differently, as a logical collection of risks that generate an aggregate performance, and care much less than executives do about individual sources of risk. Furthermore, investors typically have a higher tolerance for variability than executives, with executives thinking that many more events are material than investors think are material.

A vote FOR this proposal is a vote to align executive risk taking with shareholder risk appetite.

***

Please feel free to contact me at 847.830.1479 with any questions.

Very truly yours,

Michael R. Levin
m.levin@comcast.net

From: Michael Levin [mailto:m.levin@comcast.net]
Sent: Tuesday, December 18, 2007 10:33 AM
To: CFLETTERS
Cc: Lagunas Jennifer Muzzo-RGB864
Subject: Motorola - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Motorola, Inc.: Jennifer.Lagunas@motorola.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated December 14, 2007 from Jennifer Lagunas of Motorola, Inc. ("Motorola") to the Office of the Chief Counsel ("Letter") concerning Motorola's intention to omit from its proxy materials the shareholder proposal and supporting statement I submitted to Motorola on November 19, 2007 (""Proposal""). Based on the Proposal and the Letter, Motorola has not provided sufficient reason to omit the Proposal. Below I set forth my response to the Letter.

***

Motorola seeks to omit the Proposal on two grounds: ordinary business operations (Rule 14a-(i)(7)), and false and misleading statements (Rule 14(a)-8(i)(3)).

The Proposal does <u>not</u> deal with Motorola's ordinary business operations

Here I rebut Motorola"s two specific arguments that the Proposal deals with ordinary business operations. I also respond to Motorola's contention that the Staff has previously taken the position that proposals related to risk management, corporate strategy, and financing decisions relate to ordinary business operations. Finally, I add additional arguments how the Proposal addresses broad strategic issues that are indeed the proper subject of shareholder proposals.

Motorola asserts two arguments concerning ordinary business operations. First, Motorola seeks to omit the Proposal because it seeks to "subject ordinary business decisions and related transactions to direct shareholder oversight." Second, Motorola also seeks to omit the Proposal because the company claims it will "micro-manage" Motorola. However, properly construed, the Proposal does not address "ordinary business decisions" nor does it "micro-manage" Motorola. Instead, it raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

Motorola first asserts that the Proposal seeks to "subject ordinary business decisions and related transactions to direct shareholder oversight." Motorola states that "decisions concerning risk management, levels of cash, debt, hedging, and insurance, are all inherent duties of management under the supervision of the Board of Directors."" To the extent that the Proposal addresses "decisions concerning risk management, levels of cash, debt, hedging, and insurance"" it does not prescribe specific management tactics. Nowhere does the Proposal require or even recommend specific tactics about how to manage levels of cash, debt, hedging, or insurance, such as types of cash management or debt transactions, specific financial products, or specific counterparties with whom Motorola should contract. Instead, the Proposal indicates that specific outcomes related to these items will likely result from implementation of a comprehensive risk strategy. The Staff has previously taken the position that companies may not omit proposals that ıddress the Board of Directors' role in setting company strategy (*Ameren Corporation*, January 4, 2002; *Duke Energy Corporation*, January 24, 2002).

Motorola also asserts that the Proposal will "micro-manage" the company by ""specifying, among other things, the evel of cash and working capital, which type of debt should be issued, and limiting other strategies that management nay find appropriate." Again, nowhere does the Proposal recommend or require specific levels of cash and working capital, type of debt to issue, or specific counterparties with whom Motorola should contract. Rather, the Proposal ndicates that implementing the risk strategy will likely serve to reduce cash and working capital and change the structure of the company's debt. To the extent that the Proposal does address an aspect of risk strategy that will likely ead to Board of Directors' discussion of Motorola insurance programs, the Staff has previously taken the position that companies may not omit proposals that concern how much insurance a company needs for its operations (*Baltimore Gas & Electric Company*, February 6, 1990).

Furthermore, Motorola asserts that in seeking to "micro-manage" the company, the Proposal seeks shareholder participation in decisions that "are "inherently complex requiring significant research and analysis into financial, tax, accounting, and other business considerations on a real-time and deeply factual basis. Management's expertise makes them the best, most-informed decisions-makers for such day-to-day business, which cannot easily be subject o direct shareholder oversight." However, the Proposal does not ask shareholders to vote on specific risk management tactics, such as precise terms or counterparties for a risk transfer transaction, for which shareholders might not have the "expertise" to decide how to vote. Rather, it recommends that Motorola "adopt and implement a comprehensive risk strategy", with implementation likely to include various general steps set forth in the Proposal. Also, to the extent that the Proposal does in fact ask shareholders to vote on such complex considerations, Motorola itself thinks these considerations falls within shareholder knowledge and expertise. Motorola acknowledges his in its extensive disclosures on risk management tactics in its financial statements and other filings with the Securities and Exchange Commission ("SEC"), presumably to provide shareholders with the very information that it asserts shareholders do not have the expertise to understand and interpret.

Motorola also asserts that prior Staff positions have allowed other companies to exclude ostensibly similar proposals. However, eight of the excluded proposals that Motorola cites bear no material similarity to the Proposal. Of the eight prior proposals cited:

- four proposals required the subject company to prepare a report to shareholders about environmental hazards (*Newmont Mining Corporation*, February 4, 2004; *The Chubb Corporation*, January 25, 2004; *Willamette Industries, Inc.*, March 20, 2001; *The Mead Corporation*, January 31, 2001); the Proposal does not require any such report to shareholders, nor does it address environmental hazards.
- one proposal (*Merck & Co.*, February 9, 2001) required the subject company to review the quality and ethics of individual business units, dismantle substandard businesses, and dismiss certain employees; nowhere does the Proposal require Motorola to review specific businesses with respect to quality and ethics, dismantle any businesses, or dismiss any employees.
- one proposal (*Harken Energy Corp.*, March 30, 2001) required the subject company to obtain shareholder approval to authorize and issue common stock; nowhere does the Proposal address how Motorola will obtain shareholder approval to authorize and common stock.
- one proposal (*Sempra Energy*, February 7, 2000) required the subject company to invest in certain subsidiaries; the Proposal does not address any specific investments in any given business or sector.
- one proposal (*General Electric Company*, February 15, 2000) required the subject company to report to shareholders on sources of government-related financing; the Proposal does not require any such report to shareholders, nor does it address sources of government-related financing.

Beyond Motorola"s arguments against including the Proposal, there are two other reasons why the Proposal addresses broad strategic issues that are the proper subject of shareholder proposals.

First, how a company takes and manages risk is a fundamental component of a company's direction and strategy. In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, they should also discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The Proposal merely recommends that the Board of Directors engage in such discussions in a particular manner: they will "adopt and implement a comprehensive risk strategy" along with several steps to implement the strategy. On at least one other occasion, Staff has refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of the risk of a given business, so that shareholders could evaluate for themselves and discuss with management the risk of the business (*Merrill, Lynch & Co.*, December 29, 1994).

Second, the Proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the Proposal sets forth the reasoning underlying the estimated $0.60 per share impact of adopting and implementing he comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholders' appetite for risk. n many other similar instances involving differences between the interests of shareholders and management, such as elated to shareholder rights plans and executive compensation, companies have not been allowed to omit proposals rom shareholders.

The proposal does not violate Rule 14a-9

Motorola asserts that the Proposal violates this rule in three ways: it contains false and misleading statements, it contains unfounded statements that impugn management's character, and is vague. Below I rebut all three assertions.

The proposal does not contain false and misleading statements

First, Motorola criticizes the assertion in the Proposal of a cost of $1.5 billion in cash flow due to managerial risk aversion. Motorola does not indicate whether it believes this assertion is false or misleading, or shows how it is false or misleading. Motorola does claim "[t]here is no explanation or verifiable data" for the calculation. However, the absence of an "explanation or verifiable data" is neither false nor misleading, and Motorola fails to show how any of the specific statements in the Proposal are in fact false or how they guide shareholders to an unwarranted or incorrect conclusion. Also, because of the space limitations imposed in a shareholder proposal, there is no room to include detailed calculations. However, if Motorola will allow a longer proposal than regulations currently require them to allow, I would be pleased to provide sources and calculations.

Motorola also criticizes the assertion in the Proposal that shareholders have a higher tolerance for variability than management as "not based on any data and...misleading", and as "opinion presented as fact in an attempt to mislead shareholders into thinking that management does not represent their preferences." However, there is an abundant literature that sets forth both theory and evidence about executive risk aversion in many companies. The prevailing view among academics, investors, and other observers is that executives in general are more risk averse than investors (see Shapira, Zur; 1994; Risk Taking - A Managerial Perspective; New York: Russell Sage Foundation and Tufano, Peter; 1998; Agency Costs of Risk Management, Financial Management, Vol. 27, No. 1 (Spring), p. 67-77, among many other sources). In addition, consistent with that literature, executives at Motorola are in fact more risk averse than shareholders, as shown by the analyses referenced in the Proposal, particularly that which addresses the amount of cash flow that shareholders forego because executives choose to transfer risks that shareholders would not chose to transfer. Again, space limitations imposed in a shareholder proposal do not permit me to include data supporting this assertion, and if Motorola would allow a longer proposal than regulations currently require them to allow, I would be pleased to provide sources.

Motorola also criticizes the assertion in the Proposal that the company lacks a comprehensive risk strategy as having "no basis." If Motorola indeed has such a strategy, a shareholder cannot find any evidence of it in any SEC filings, annual reports, press releases, or other information issued by the company. In the absence of such evidence, the Proposal"s assertion cannot be false or misleading.

The proposal does not contain statements that impugn management's character

Motorola asserts that the Proposal"s claims of managerial risk aversion ""impugn the character and personal reputation of management." Risk aversion relates to an executive's attitude toward business decisions and how much variability he or she will accept in business results. Motorola does not show how degree or extent of risk aversion relates to character, integrity, or personal reputation, all qualities that involve executives' honesty, truthfulness, and trustworthiness. Indeed, the Proposal takes an even, dispassionate tone, and nowhere attributes a personal source for executive risk aversion, such as management's character, integrity, or reputation. Nowhere does the Proposal attribute or postulate a personal source for managerial risk aversion. For this reason Motorola does not show how the Proposal impugns the character and personal reputation of management.

***

For these reasons we believe that Motorola may not exclude the proposal from the 2008 Proxy Statement and respectfully request that the Staff recommend enforcement action should Motorola so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at 847.830.1479.

Thanks for your consideration.

MRL

Michael R. Levin

12/18/2007

1863 Kiest Avenue
Northbrook, IL 60062
847.291.3431 (home)
847.291.3840 (fax)
847.830.1479 (mobile)
m.levin@comcast.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 14, 2007

The proposal requests that the board adopt and implement a comprehensive risk strategy, including specific steps outlined in the proposal.

There appears to be some basis for your view that Motorola may exclude the proposal under rule 14a-8(i)(7), as relating to Motorola's ordinary business operations (i.e., risk management). Accordingly, we will not recommend enforcement action to the Commission if Motorola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Motorola relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

END